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SUMMARY OF PROPOSED
STOCK OPTION EXCHANGE

This document summarizes the terms of the proposed offer to exchange employee stock options for shares of restricted stock. We will send you documents explaining the offer in further detail when the offer officially opens.

•	What does “restricted stock” mean? The shares of restricted stock issued in the offer will be shares of our common stock that cannot be sold until they “vest” (the vesting schedule is described below). You will be asked to sign a restricted stock agreement for any shares you receive.
•	Which of my options will be eligible for exchange? All of your unexercised options with an exercise price of at least $2.50/share will be eligible for exchange, except that:
o	Any of the $10.56 “make up” options from December 2000 in excess of 7,500 will not be eligible. You are not required to exchange any of your December 2000 options.
•	The exchange offer is structured this way to limit duplication of the “make up” incentives to employees who received the December 2000 options.
o	Board members, non-U.S. employees, and senior vice president and higher level senior management employees will not be eligible.
o	Eligible employees must be employed on the date the offer opens, the date the offer closes, and each date shares “vest” (as described below).
•	How many shares of restricted stock will I receive for my options? When the offer closes, any eligible options you have submitted will be exchanged for shares of restricted stock on a 1:1 basis subject to a maximum number of 7,500 shares of restricted stock (per employee) that will be exchanged for December 2000 options. For example, if you submit an eligible option for 1,000 shares, you would receive 1,000 shares of restricted stock. If you submit 10,000 December 2000 options, you will receive 7,500 shares of restricted stock in exchange for all 10,000 December 2000 options. If you submit 5,000 December 2000 options, you will receive 5,000 shares of restricted stock in exchange for your December 2000 options. You will not be required to pay for the shares of stock you receive.
o	You will, however, be required to exchange “all or none” of any particular option grant. For example, if you are a U.S. employee and you received a grant of 500 options in March 2001 with an exercise price of $4.63, these would be eligible options but you would be required to submit either all 500 options (assuming you had not exercised any of these options) or none of them.
o	You will also be required to exchange “all or none” of your December 2000 options.
•	When will the restricted stock vest? The restricted stock will vest as described below (assuming you remain a U.S. employee on each date).
o	1/2 of each restricted stock grant will vest January 1, 2002.
o	1/36 of the balance of the grant will vest monthly over three years beginning January 16, 2002.
o	If you cease to be a U.S. employee, any unvested shares will be forfeited and returned to the company.

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o	Please note that none of the restricted stock will be vested when the exchange offer closes (whether or not your current stock options are vested).
•	What is the timing and process? We have filed the exchange documents with the Securities and Exchange Commission (SEC). Assuming that the SEC does not review the documents, we plan to distribute final documents to our employees and open the offer by the first week in November. Once the final documents are distributed, the exchange offer will remain open for at least 20 business days. We anticipate distributing the restricted stock agreements to employees in December. If the SEC reviews the documents, then the process would take longer.
•	What are the tax consequences of the offer? The offer will have significant tax consequences. The following is a very brief summary of certain consequences. Because this summary is by necessity incomplete, we urge you to review the final documents when they are sent to you and to consult your personal tax advisor. We also plan on scheduling a question and answer period with outside tax experts to help you with any general questions, although they will not be able to provide personalized advice.
o	You will recognize ordinary income and will be subject to withholding tax at the time the restricted stock vests for the market value of our stock at that time. Alternatively, you may make a “Section 83(b) election” to recognize income at the time the offer closes.
•	You will be required to either (a) place an irrevocable order to sell (with a broker designated by the company) sufficient shares to cover the withholding taxes due when your shares vest, (b) make a cash payment to the company sufficient to cover the withholding taxes due when your shares vest or (c) make a Section 83(b) election and pay taxes at the time the offer closes.
•	How can I obtain additional information? The final offer documents will describe the offer in detail and will also tell you who the company has authorized to answer any questions. We strongly encourage you to read these documents when they are sent to you because they will contain important information about the offer. Please note that since the option exchange offer will be a formal process, the only authorized information will be contained in the final offer documents we send you. No one is authorized to communicate anything other than the information contained in the final offer documents, so you should not rely on any other information.

The exchange offer for Universal Access Global Holdings Inc. (UAXS) stock options has not yet commenced. This communication does not constitute an offer to acquire or exchange any securities. Any offer will be made pursuant to a tender offer statement to be filed with the Securities and Exchange Commission. Holders of UAXS stock options are urged to read the tender offer statement when it is available because it will contain important information relating to the offer. Holders of UAXS stock options will be able to obtain the tender offer statement and other documents related to the offer for free at the Internet website maintained by the Securities

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and Exchange Commission at www.sec.gov. In addition, UAXS will make the tender offer statement available for free to holders of UAXS stock options.